Filed Pursuant to Rule No. 424(b)(3)
Registration No. 333-145803
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED AUGUST 13, 2008
Sterling Chemicals, Inc.

     $150,000,000 aggregate principal amount of 10 1/4% Senior Secured Notes Due 2015, which have been registered under the Securities Act of 1933 for $150,000,000 aggregate principal amount of 10 1/4% Senior Secured Notes Due 2015
     This prospectus supplement supplements information contained in our prospectus dated August 13, 2008 (the “Prospectus”), as supplemented by the prospectus supplement dated August 15, 2008 (“Supplement No. 1”), relating to Sterling Chemicals, Inc.’s offer to exchange up to $150,000,000 aggregate principal amount of its registered 10 1/4% Senior Secured Notes due 2015 for a like principal amount of its outstanding 10 1/4% Senior Secured Notes due 2015 solely by including in the Prospectus the Current Report on Form 8-K of Sterling Chemicals, Inc. filed August 22, 2008. This prospectus supplement does not reflect any change in the terms of the exchange offer. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including Supplement No. 1 and any other supplements or amendments to the Prospectus.
          See “Risk Factors” beginning on page 16 of the Prospectus for a discussion of risks that you should consider before participating in the exchange offer.
     Neither The Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus, Supplement No. 1 or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 25, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported)
August 22, 2008 (August 19, 2008)
STERLING CHEMICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-50132	76-0502785
(State or other jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

333 Clay Street, Suite 3600		77002-4109
Houston, Texas (Address of principal execute offices)		(Zip Code)
(713) 650-3700
(Registrant’s telephone number, including area code)
Not Applicable
(Former names or former address, if changed since last report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.
     On August 20, 2008, Sterling Chemicals, Inc. (“Sterling”) and BP Amoco Chemical Company (“BP”) entered into a 2008 Amended and Restated Production Agreement (the “Restated Acetic Acid Production Agreement”) that will be effective retroactively as of January 1, 2008. The Restated Acetic Acid Production Agreement amends and restates the Second Amended and Restated Production Agreement between Sterling and BP, effective as of August 1, 1996 (the “Old Acetic Acid Production Agreement”). Sterling initially entered into the acetic acid production agreement with BP in 1986, which was subsequently amended several times thereafter.
     Under the Old Acetic Acid Production Agreement, BP marketed all of the acetic acid that Sterling produced and paid it, among other amounts, a portion of the profits derived from BP’s sales of the acetic acid Sterling produced. In addition, BP reimbursed Sterling for 100% of Sterling’s fixed and variable costs of production. Prior to August 2006, BP also paid Sterling a set monthly amount. However, beginning in August 2006, the portion of the profits Sterling received from the sales of acetic acid produced at Sterling’s plant increased and BP was no longer required to pay Sterling the set monthly amount.
     The primary differences between the Restated Acetic Acid Production Agreement and the Old Acetic Acid Production Agreement are:
•	the term of the agreement has been extended from July 31, 2016 until December 31, 2031, subject to an early BP termination right that may be exercised as of December 31, 2026;

•	after an adjustment period during 2008, BP will pay Sterling estimated profit sharing payments quarterly, rather than the set quarterly advancement provided in the Old Acetic Acid Production Agreement that resulted in large true-ups for profit sharing payments at the end of each year;

•	BP’s ability to unilaterally shut down Sterling’s acetic acid plant under the Old Acetic Acid Production Agreement has been removed;

•	Sterling has the right to produce and sell acetic acid for its own account if BP’s purchases fall below specified levels for an extended period of time for reasons other than Sterling production issues;

•	some indirect expenses for both parties have been excluded from the reimbursement and profit sharing provisions, with each party entitled to retain for its own account any costs savings realized in those areas but also solely responsible for any increases in those costs;

•	after the expiration or termination of the Restated Acetic Acid Production Agreement:

-	at Sterling’s request, BP must continue to supply Sterling with catalyst if BP is still in the catalyst supply business;

-	Sterling pays BP for undepreciated capital only if the expiration or termination is caused by Sterling; and

-	if Sterling’s acetic acid plant is permanently shut down shortly thereafter, BP is required to pay a portion of any shut down expenses and a share of Sterling’s residual fixed costs for the following five years (unless the expiration or termination is caused by Sterling);
     A copy of the Restated Acetic Acid Production Agreement is included in this Current Report as Exhibit 10.1.
     Concurrently with the execution of the Restated Acetic Acid Production Agreement, Sterling and BP also entered into a Mutual Release and Settlement Agreement which resolves the previous dispute over credits for blend gas. Under the Settlement Agreement, each of the parties released all known claims against each other related to their acetic acid relationship that pertain to periods prior to January 1, 2008, BP is required to pay Sterling $3.3 million on or before August 27, 2008 and Sterling is entitled to retain all previous amounts it received from BP related to blend gas credits. Sterling is expected to recognize $5.6 million of additional revenue during the third quarter of 2008 due to the resolution of the blend gas dispute and the payment from BP under the Mutual Release and Agreement.
Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
     On August 19, 2008, certain amendments to the Bonus Plan (as amended, the “Amended Bonus Plan”) maintained by Sterling Chemicals, Inc. (“Sterling”) became effective, including amendments to the criteria pursuant to which cash awards may be made to Sterling’s President and Chief Executive Officer, Chief Financial Officer and other officers named in the compensation table of Sterling’s most recent Proxy Statement (the “Named Executive Officers”), as well as all other salaried employees. Prior to the amendment, the amount of any bonuses paid to each of Sterling’s salaried employees, including the Named Executive Officers, was based on Sterling’s earnings before interest, income taxes, depreciation and amortization (“EBITDA”) and the employee’s “Bonus Target” (a percentage of his or her base salary), with 50% of that amount being subject to adjustment based on the employee’s performance during the year. The President and Chief Executive Officer’s Bonus Target was 100% and the Bonus Target of each of our other Named Executive Officers was 40%.
     Under the Amended Bonus Plan, bonus components are tied to Sterling’s goals and objectives and, with respect to the Named Executive Officers, include individualized goals based on the executive’s ability to influence and contribute to results. These goals and objectives include goals tied to safety, environmental and process safety management performance, EBITDA excluding impacts of impairments, curtailments, severance and bonus expenses (“Adjusted EBITDA”), improvements in Sterling’s fixed cost levels, executive performance, implementation or completion of critical projects, including strategic plans, and litigation management (“Performance Goals”). Under the Amended Bonus Plan, cash bonuses remain based on a percentage of the employee’s Bonus Target, none of which were changed under the Amended Bonus Plan. However, cash bonuses will vary based on the number of Performance Goals achieved (with each Performance Goal assigned a percentage value) and the level of performance achieved with respect to each particular Performance Goal. If the “threshold” level of performance is achieved with respect to all of the Performance Goals in any calendar year, the relevant Named Executive Officers are entitled to a bonus of 20% of their respective Bonus Targets (or 50% in the case of the President and Chief Executive Officer). If the “target” level of performance is achieved with respect to all of the Performance Goals in any calendar year, the relevant Named Executive Officers are entitled to a bonus of 40% of their respective Bonus Targets (or 100% in the case of the President and Chief Executive Officer). Finally, if the “maximum” level of performance is achieved with respect to all of Performance Goals in any calendar year, the relevant Named Executive Officers are entitled to a bonus of up to 80% of their respective Bonus Targets (or 200% in the case of the President and Chief Executive Officer). However, bonuses are not paid to any of the Named Executive Officers, irrespective of performance relative to their Performance Goals, if Sterling does not earn at least the threshold level of Adjusted EBITDA under the Amended Bonus Plan (unless the Compensation Committee elects, in its sole discretion, to pay bonuses to the Named Executive Officers). Under the Amended Bonus Plan, the “threshold”, “target” and “maximum” levels of Adjusted EBITDA are $14.5 million, $17.5 million and $20.5 million, respectively.
     The following table sets forth the estimated possible payments to each of Named Executive Officers for fiscal year 2008 under Sterling’s Amended Bonus Plan assuming achievement of the same performance level (“threshold,” “target” or “maximum”) for Sterling’s safety, environmental, process safety management and Adjusted EBITDA goals, and each applicable Performance Goal for each Named Executive Officer.

	Estimated Possible Payouts Under
	Amended Bonus Plan
	Threshold	Target	Maximum
John V. Genova	$197,500	$395,000	$790,000
John R. Beaver	$44,650	$89,300	$178,600
Kenneth M. Hale	$48,700	$97,400	$194,800
Paul C. Rostek	$46,150	$92,300	$184,600
Walter B. Treybig	$42,600	$85,200	$170,400
     Sterling intends to provide additional information regarding executive officer compensation in the proxy statement for Sterling’s 2009 annual meeting of stockholders.
     A copy of the Amended Bonus Plan is included in this Current Report as Exhibit 10.2.

Item 9.01 Financial Statements and Exhibits.
(d)	Exhibits

Exhibit Number	Description
Exhibit 10.1*	2008 Amended and Restated Production Agreement between BP Amoco Chemical Company and Sterling Chemicals, Inc., dated effective as of January 1, 2008

Exhibit 10.2	2008 Bonus Plan

*	Confidential portions have been filed separately with the Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 22, 2008	STERLING CHEMICALS, INC.
	By:	/s/ John V. Genova
John V. Genova
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
Exhibit 10.1*	2008 Amended and Restated Production Agreement between BP Amoco Chemical Company and Sterling Chemicals, Inc., dated effective as of January 1, 2008

Exhibit 10.2	2008 Bonus Plan

*	Confidential portions have been filed separately with the Commission.